Exhibit 99.22

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders (the “Meeting”) of HudBay Minerals Inc. (the “Corporation”) held on June 24, 2010 in Toronto, Ontario. Each of the matters is described in greater detail in the Corporation’s Notice of Annual Meeting and Management Information Circular (the “Circular”) mailed to shareholders prior to the Meeting.

Item 1: Election of Directors and Authorize the Board of Directors to Fix the Number of Directors from Time to Time

Each of the seven nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his successor is elected or appointed, based on a vote by a show of hands. Based on proxies received prior to the Meeting, each director received at least 64,483,810 votes, representing at least 93% of shares represented by proxy at the Meeting and voted on the matter.

On a vote by a show of hands, the shareholders authorized the Board of Directors to determine from time to time the number of directors of the Corporation. Based on proxies received prior to the Meeting, management received proxies in favour of the authorization of the Board of Directors to determine from time to time the number of directors of the Corporation from the holders of 65,620,303 shares, representing at least 98% of shares represented by proxy at the Meeting and voted on the matter.

Item 2: Appointment of Auditor

On a vote by a show of hands, Deloitte & Touche LLP was appointed auditor of the Corporation and the directors were authorized, upon recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte & Touche LLP as auditor from the holders of 66,657,332 shares, representing at least 99% of shares represented by proxy at the Meeting and voted on the matter.

Date: July 2, 2010

HUDBAY MINERALS INC.

“Patrick Donnelly”
Name:	Patrick Donnelly
Title:	Senior Counsel and Assistant
Corporate Secretary